

March 30, 2012

<u>Via E-mail</u>
Laurence Downes
Chairman, President and Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

      Re: New Jersey Resources Corporation
              Form 10-K for Fiscal Year Ended September 30, 2011
              Filed November 23, 2011
              File No. 1-8359

Dear Mr. Downes:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 15. Exhibits and Financial Statement Schedules, page, 114</u>

1.   We note that notwithstanding its inclusion in the exhibit index as Exhibit 23.1, you did not file the consent of your independent registered public accounting firm as an exhibit to your annual report. Please amend your annual report promptly to file the consent.

2.   We further note that your Registration Statement Nos. 333-164572, 333-133453 and 333-140352 on Form S-8 and Registration Statement No. 333-164573 on Form S-3D appear to rely on incorporation by reference to remain current. Please provide us with your analysis as to what impact, if any, your failure to file the consent has had on your ability to keep the aforementioned registration statements current. In doing so, please tell us whether any offers and sales were made pursuant to the prospectuses in the registration statements since you filed your annual report on November 23, 2011. Please refer to Section 10(a)(3) of the Securities Act of 1933, as amended, as well as Rules 427 and 439 thereunder.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief